CIIT TRENDS, INC.
102 Fahm Street
Savannah, GA 31401

May 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Citi Trends, Inc. – Registration Statement on Form S-1 (File No. 333-123028)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Citi Trends, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the same may become effective on May 17, 2005 at 3:00 p.m. or as soon thereafter as may be practicable.

The amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Company, the underwriters and other broker-dealers participating in the distribution, as described in the Registration Statement, have been reviewed to the extent required by the National Association of Securities Dealers, Inc. (the “NASD”) and the NASD has expressed no objections to such compensation and other arrangements.

The Company acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
       Commission from taking any action with respect to the filing;
•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
       Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its obligations under the Securities Act as they relate to the offering contemplated by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform our attorney, William Schwitter, by telephone at (212) 318-6400.

Very truly yours,

CITI TRENDS, INC.

By: /s/ R. Edward Anderson
      Name: R. Edward Anderson
      Title: Chief Executive Officer